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                               January 26, 2024

       Shaozhang Lin
       Chief Executive Officer
       Youxin Technology Ltd
       Room 802, 803, No. 13 Hai   an Road
       Tianhe District, Guangzhou
       Guangdong Province, People's Republic of China

       Youxin Technology Ltd

                                                        Re: Youxin Technology
Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed January 19,
2023
                                                            File No. 333-274404

       Dear Shaozhang Lin:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form F-1

       Risk Factors
       As more of our sales efforts are targeted at larger enterprise clients..., page 18

   1. Please revise to disclose the number of clients that accounted for 76% and 45% of your revenue in fiscal 2023
and 2022, respectively to add context to this disclosure. In addition, revise the risk factor
header to address the fact that you rely on a limited number of clients for a significant
portion of your revenue.
 Shaozhang Lin
FirstName  LastNameShaozhang Lin
Youxin Technology Ltd
Comapany
January 26,NameYouxin
            2024       Technology Ltd
January
Page 2 26, 2024 Page 2
FirstName LastName
Note 3. Summary of Significant Accounting Policies bb. Revision of previously issued Consolidated Statements of Balance Sheets, Operations and
Comprehensive Loss..., page F-17

2. We note you made "revisions" to your September 30, 2022 financial statements. Please explain to us how you considered the guidance in ASC 250-10-45-22 to 45-28 as well as SAB 99 in concluding that the changes should not be reported as an error in previously issued financial statements. Otherwise, revise to comply with that guidance by providing all the information required by ASC 250-10-50-7, label the appropriate columns of the financial statements as "Restated" and have your auditor revise its report to reference the restatement consistent with paragraph 18e of PCAOB Auditing Standard 3101.
       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Larry Spirgel at 202-551-3815 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Anthony Basch